

July 19, 2011

Via Email
Robert M. Pollichino
Executive Vice President and Chief Financial Officer
Madison Square Garden, Inc.
Two Penn Plaza
New York, NY 10121

> **Re:** **Madison Square Garden, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 001-34434**

Dear Mr. Pollichino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 83

1. Item 308(a)(3) of Regulation S-K requires an assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether the internal controls over financial reporting are effective. It appears from the third paragraph on page 84 that management conducted an assessment of the effectiveness of internal controls but you have not disclosed management's determination of whether they were effective. Please advise and amend accordingly. Further, please advise whether your omission of management's determination would mean that you should suspend sales under currently effective Form S-8s and are ineligible to use Form S-3, Form S-8, and Rule 144. Please refer to CD&I 115.02 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Form 10-K/A filed on April 1, 2011

Item 11. Executive Compensation, page 12

Annual Cash Incentives, page 16

2.   We note from the third paragraph on page 16 that you paid out annual cash incentive awards to your named executive officers based on the 2010 adjusted operating cash flow exceeding the 2009 AOCF. Given that your 2010 and 2009 AOCF are disclosed in your 10-K, please disclose your performance targets and your achievement of these performance targets. Further, also explain in more detail the individual performances upon which you paid the annual cash incentive awards. We also note you use similar metrics for the restricted stock unit grants that are discussed in the fifth paragraph on page 17.

Summary Compensation Table, page 31

3.   Please disclose whether the stock and option awards were computed in accordance with FASB ASC Topic 718. Please refer to Items 402(c)(2)(v) and (vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Bob Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
        John Mead, Esq.
        Sullivan & Cromwell LLP